BY COURIER

02 JUL 24 AM 10: 43

Kamps AG

02042894

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

SUPPL

July 22, 2002

Rule 12g3-2(b) - File No. 82-4793

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed“ with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

Dunja Dittmar
Kamps AG

7/29

Enclosure

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Telefon (0211) 53 06 34-0
Telefax (0211) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de

Press Release

Kamps to release half year results on August 21

Duesseldorf, 22nd July 2002. Due to the ongoing acquisition process by the Italian Barilla group, Kamps AG will release results for the first half of 2002 on August 21. The original release date was scheduled July 25.

Kamps AG
Investor Relations
Thomas Sterz (+49) (0)211 53 06 34 230

Pressesprecher
Volker Berg (+49) (0) 211 53 06 34 66

Fax (+49) (0) 211 53 06 34 67
Internet www.kamps.de
e-mail info@kamps.de